TSX, NYSE: AKG

ASANKO GOLD COMMENCES EARLY WORKS PROGRAM

Vancouver, British Columbia, April 8, 2014 – Asanko Gold Inc. (“Asanko”) (TSX, NYSE MKT: AKG) is pleased to announce that it has commenced early works construction activities to advance Phase 1 of its flagship project, the Asanko Gold Mine (“AGM” or the “Project”) in Ghana, West Africa.  This follows Board approval of an early works budget of approximately US$16 million. A full investment decision by the Board is planned for Q3 2014.

The early works program is designed to advance critical activities that will allow the Company to maintain its project schedule, targeting first gold in Q1 2016.  These critical activities include:

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Advancing detailed engineering to a sufficient level to allow for construction to commence in Q3 2014;

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Commencing bulk earthworks on the proposed 3Mtpa CIL processing plant site;

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Re-routing of an existing power line which runs across the proposed plant site;

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Completing road works to upgrade an existing 11 km long haul road that runs between the Nkran pit, the proposed processing plant site and the Abore pit.  This road will be used as a site access road during construction;

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Completing refurbishment of the offices and 225 person operations camp already in place from historical operations;

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Installing the temporary construction camp accommodation and upgrading the site utilities to support the additional construction population, and

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Upgrading the site’s communications systems.

Asanko’s President and Chief Executive Officer Peter Breese stated: “We have decided to advance certain key engineering and early construction items for Phase 1, ahead of completing our updated mine plan and restructuring of our project financing, to ensure the Project schedule remains on track for first gold production in Q1 2016.

We expect to complete both the updated mine plan and the project financing documentation this quarter in preparation for an Investment Decision in early Q3 2014.”

Enquiries:

For further information please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com
General enquiries: info@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. Asanko’s flagship project is the fully financed, multi-million ounce Asanko Gold Mine Project located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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